UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

Units 714 & 715

7F, Hong Kong Plaza

188 Connaught Road West

Hong Kong

Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Entry into of a Material Definitive Agreement in connection with At-the-Market Offering

On September 8, 2026, Top Wealth Group Holding Limited (the “Company”), a company incorporated in the Cayman Islands, entered into an at-the-market sales agreement (the “Sales Agreement”) with Chaince Securities, LLC, as sales agent (the “Agent”), pursuant to which the Company may offer and sell, from time to time through the Agent, Class A ordinary shares, par value $0.009 per share (the “Class A Ordinary Shares”), of the Company (the Class A Ordinary Shares to be sold pursuant to the Sales Agreement, the “Shares”). The offer and sale of the Shares, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-296301), including the base prospectus contained therein, which was initially filed with the United States Securities and Exchange Commission (the “Commission”) on May 28, 2026, and was declared effective, as amended, by the Commission on June 26, 2026 and as supplemented by the prospectus supplement, dated September 10, 2026, filed with the Commission pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Securities Act”), relating to the Shares which may be issued from time to time pursuant to the Sales Agreement, (the “Prospectus Supplement”). Pursuant to the Prospectus Supplement, the Company may offer and sell up to U.S.$200,000,000 of Shares.

Under the Sales Agreement, subject to the terms of the placement notice defined in the Sales Agreement, the Agent may sell Placement Shares by any method permitted by law deemed to be an “at-the-market offering” as defined in Rule 415 under the Securities Act.

The Company is not obligated to make any sales of Shares under the Sales Agreement and no assurance can be given that it will sell any Shares under the Sales Agreement, or, if it does, as to the price or number of Shares that it will sell, or the dates on which any such sales will take place. The aggregate compensation payable to the Agent as sales agent shall comprise (i) a cash fee equal to 3.0% of the aggregate gross proceeds from each closing of Placement Shares sold pursuant to the Sales Agreement; and (ii) a non-accountable expense allowance equal to 1.0% of the aggregate gross proceeds from such closing for out-of-pocket expenses incurred by the Agent in connection with the offering.

The Sales Agreement shall remain in full force and effect until terminated in accordance with the Sales Agreement. The Agent may terminate the Sales Agreement, by written notice to the Company at any time if (i) there has been any material adverse effect, or any development that would have a material adverse effect; (ii) there has occurred any material adverse change in the financial markets; (iii) if trading the Shares has been suspended or limited; (iv) if any suspension of trading on any exchange or in the over-the-counter market shall have occurred and be continuing; (v) if a major disruption of securities settlements or clearance services shall have occurred and be continuing; or (vi) if a banking moratorium has been declared. In addition, the Sales Agent may terminate the Sales Agreement in its sole discretion at any time by five (5) days’ written notice to the Company. The Company may terminate the Sales Agreement with respect to the Agent in its sole discretion by (5) days’ written notice to the Agent at any time.

In addition, the Company has agreed in the Sales Agreement to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the Securities Act. The Sales Agreement also contains customary representations and warranties and conditions to the sale of the Shares pursuant thereto.

The foregoing is not a complete description of the Sales Agreement and is qualified by reference to the full text and terms of the Sales Agreement, which is filed as Exhibit 10.1 to this current report and incorporated herein by reference.

The Company plans to use the net proceeds from this offering for general corporate purposes.

General

The information contained in this Report on Form 6-K of the Company, are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-296301).

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Shares discussed herein, nor shall there be any offer, solicitation, or sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2026	Top Wealth Group Holding Limited

	By:	/s/ Yuen Cheong Carp, LEE
	Name:	Yuen Cheong Carp, LEE
	Title:	Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Ogier
10.1	Sales Agreement, dated September 8, 2026 by and between Top Wealth Group Holding Limited and Chaince Securities, LLC
23.1	Consent of Ogier (included in Exhibit 5.1)

3